NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of Registrant: Starbucks Corporation

Name of Person Relying on Exemption: Trillium Asset Management, LLC and Office of the Comptroller The City of New York

Address of Person Relying on Exemption: 60 South Street, Suite 1100, Boston, MA 02111

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934.

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February 22, 2023

Starbucks Corporation (NASDAQ: SBUX)

Proposal 8:

Assessment of Worker Rights Commitments

Executive Summary

We1 (“Proponents”), seek your support for Proposal 8 on the 2023 proxy statement of Starbucks Corporation. (“Starbucks” or “the company”). Proposal 8 requests that the Board of Directors commission and oversee an independent, third-party assessment of the company’s adherence to its stated commitments to workers’ rights to freedom of association and collective bargaining. The proposal further requests that such an assessment address management non-interference when employees exercise their right to form or join a trade union as well as steps to remedy any practices found to be inconsistent with Starbucks’ stated commitments.

Proponents are concerned that Starbucks reported conduct - and its apparent misalignment with its public commitments to freedom of association and collective bargaining rights - may create reputational, legal and operational risks for the company and may impact long-term value.

Since December 2021, workers at Starbucks across 250+ stores in the United States have been holding unionization drives. Though such activities are protected by international and national laws and conventions, workers allege that Starbucks management has interfered with these rights through retaliation and intimidation. The National Labor Relations Board (NLRB) has issued dozens of complaints against Starbucks focused on the company’s behavior regarding worker organizing and collective bargaining. alleging over one thousand distinct unfair labor practices. Several cases have progressed to hearings before administrative law judges who have found the company liable for multiple unlawful actions, and many more are pending in the pre-hearing stage.2 At the NLRB’s website, where cases are searchable by company name, the “Starbucks” page lists 1,151 cases involving the company.3

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1 Trillium Global Equity Fund, NYC Comptroller Brad Lander on behalf of the New York City Retirement Systems, PIRC on behalf of Merseyside Pension Fund, SHARE on behalf of the Catherine Donnelly Foundation. Combined, Proponents hold 2,227,499 Starbucks shares worth $238,854,718. as of the record date January 13, 2023.

2 All cases are publicly available and searchable by company name on the NLRB website at www.nlrb.gov.

3 See https://www.nlrb.gov/search/case/Starbucks (visited February 13, 2022).

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Starbucks’ Board of Directors has a responsibility to oversee management’s compliance with the company’s commitments. The requested assessment will enable the Board to provide informed oversight and will provide shareholders with necessary transparency regarding management’s adherence to Starbucks’ human rights commitments. We urge Starbucks shareholders to vote FOR Proposal 8 for the following reasons:

1.	Starbucks’ actions toward employee organizing and bargaining appears to be misaligned with its own human rights commitments.

2.	Failing to respect workers’ rights in accordance with its stated commitments may present risks to Starbucks’ long-term value.

3.	The information provided by Starbucks in its Opposition Statement is insufficient to demonstrate that Starbucks’ actions are in accordance with its human rights commitments and internationally recognized standards. The Proposal clearly calls for specificity, timeliness, and accountability in the assessment. Starbucks’ response offers none of these. Critically, Starbucks fails to commit to an independent review, a timeline for the assessment, or a deadline for its disclosure to investors.

4.	Starbucks could take an alternative approach that may contribute to more collaborative and productive labor-management relationships.

As discussed below, the Proponents are not only concerned about Starbucks' approach to upholding U.S. labor laws, but are also concerned that even if management’s alleged interference in worker organizing and refusal to bargain were deemed lawful, they may still violate Starbucks’ Global Human Rights Statement.4 According to the UN Global Compact (UNGC), to which Starbucks is a signatory, “Business must comply with all applicable laws and respect internationally recognized human rights, wherever they operate. In the rare situation that national law directly conflicts with international standards, companies should seek ways to honour the principles of internationally recognized human rights.”

As such, we urge you to vote FOR Proposal Number 8 requesting that the board oversee a worker rights assessment conducted by a third-party.

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4 https://stories.starbucks.com/press/2020/global-human-rights-statement/

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RATIONALE FOR VOTING FOR PROPOSAL 8

1.	Starbucks’ actions toward employee organizing and bargaining appear to contradict its own human rights commitments.

Freedom of association and collective bargaining are fundamental human rights protected by the International Labour Organization (ILO) Core Conventions. Under these Conventions, especially the Freedom of Association and Protection of the Right to Organize Convention (No. 87)5 and the Right to Organize and Collective Bargaining Convention (No. 98),6 workers should be free to establish or join a workers’ organization of their own choosing and have the right to carry out their activities without interference or anti-union discrimination from their employers and their agents.7

Starbucks explicitly claims adherence to ILO to the Declaration on Fundamental Principles and Rights at Work and the Core Labour Standards, which include the aforementioned Convention No. 87 and Convention No. 98. In its Global Human Rights Statement, Starbucks commits to respect “the rights to non-discrimination, equal pay for equal work, freedom of association, participation in collective bargaining and just and favorable conditions of work, such as ensuring the health and safety of [its] Partners”.8 These conventions are considered “enabling rights'' because they can foster respect for other human rights like equality, health and safety, and other decent working conditions.9

The ILO Committee on Freedom of Association has declared as General Principles:

●	“All appropriate measures should be taken to guarantee that, irrespective of trade union affiliation, trade union rights can be exercised in normal conditions with respect for basic human rights and in a climate free of violence, pressure, fear and threats of any kind;”
●	“Workers shall have the right to join organizations of their own choosing without any interference from the employer” (emphasis added.).[3]

In addition, in 2008, the ILO and the UN Global Compact, of which Starbucks has been a voluntary participant since 2004, issued A Guide for Business that refers to non-interference as follows:

Employers should not interfere in workers’ decision to associate, try to influence their decision in any way, or discriminate against either those workers who choose to associate or those who act as their representatives (emphasis added.).10

However, according to numerous reports and findings by labor law authorities, Starbucks has repeatedly interfered with its employees’ rights to freely associate and collectively bargain. These reports and findings assert that Starbucks deployed wide-ranging efforts to defeat workers’ attempts to organize and bargain collectively, including retaliation, intimidation, firings, captive audience meetings, store closings, undue surveillance and illegally excluding unionized employees from wage and benefit increases.11

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5 http://www.ilo.org/dyn/normlex/en/f?p=NORMLEXPUB:12100:::NO:12100:P12100_ILO_CODE:C087:NO

6 http://www.ilo.org/dyn/normlex/en/f?p=NORMLEXPUB:12100:::NO:12100:P12100_ILO_CODE:C098:NO

7 https://www.ilo.org/empent/areas/business-helpdesk/faqs/WCMS_DOC_ENT_HLP_FOA_FAQ_EN/lang--en/index.htm

8 https://stories.starbucks.com/press/2020/global-human-rights-statement/

9 https://www.ilo.org/global/publications/ilo-bookstore/order-online/books/WCMS_096122/lang--en/index.htm

10 https://www.unglobalcompact.org/library/261

11 https://www.theguardian.com/business/2022/jul/04/new-york-starbucks-closed-union-drive; https://www.nytimes.com/2022/08/25/business/economy/starbucks-union-howard-schultz-nlrb.html

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Here are some examples in which NLRB administrative law judges (ALJs) have found that Starbucks acted unlawfully in response to employees’ organizing efforts. These examples are based on ALJ decisions after hearings on the evidence. They are not examples based on many more complaints issued by NLRB regional directors who found merit in the union’s unfair labor practice charges, and scheduled the matter for trial before an ALJ in the future. Those cases are pending; if they result in more findings of unlawful conduct by Starbucks, the reputational damage may increase.

Seattle Roastery store12

At the flagship Roastery store in Seattle, Washington, more than 100 employees began an organizing effort in early 2022. After an unfair labor practice trial before the ALJ, the judge found, “[d]uring a four-week period between the filing of the petition and the start of the mail ballot election, Respondent [Starbucks] held multiple meetings per week with employees about the union drive. It appears that each employee attended at least three such meetings and they occurred in groups of about 10 to 20 workers.” The judge said that in these meetings “the message from Respondent was objectively clear, if employees unionized the company would prioritize non-unionized stores for additional upgrades or benefits over the Roastery.”

The judge found that in these meetings, Starbucks management unlawfully:

●	threatened employees that future upgrades and/or benefits could be put at risk if employees unionized;
●	threatened employees that existing benefits will be reduced if they vote to unionize;
●	threatened employees that it would be futile for them to unionize;
●	threatened employees that, if they unionize, the company will prioritize non-union stores and unionized stores will not receive added benefits.

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12 See decision of ALJ John T. Giannopoulos, Siren Retail Corp. d/b/a Starbucks and Workers United affiliated with Service Employees International Union, Cases 19-CA-290905 et. al. (January 31, 2022). All ALJ decisions are publicly available on the NLRB website at www.nlrb.gov in the “Cases and Decisions” page, where they are searchable by case number.

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Three stores in St. Louis, Missouri and Kansas City, Kansas13

At three Starbucks locations in St. Louis and Kansas City, workers began an organizing effort in early 2022. The ALJ found that Starbucks management unlawfully:

●	told employees that they would not or might not get previously promised wage increases if they selected union representation;
●	told employees that if they selected the Union that managers could not help them with any tasks;
●	told employees they would not be able to transfer to another Starbucks store if they selected the Union;
●	refused to allow employees to work schedules they had worked prior to the filing of the Union’ representation petition;[14]
●	discharged four employees because of their union activity.

The ALJ in this case also took the extraordinary step of recommending a bargaining order requiring Starbucks to bargain with the union even when the union had won the NLRB election. Management challenged the election results, blocking the initiation of bargaining. The judge said:

I recommend a bargaining order because it is necessary to fully remedy the violations in this case for the following reasons: (1) To vindicate the Section 7 rights of a majority of unit employees who have been denied the benefits of collective bargaining since at least April 8, 2022. It is only by restoring the status quo and requiring the Respondent to bargain with the Union for a reasonable period of time that the employees will be able to fairly assess the effectiveness of the Union in an atmosphere free of the Respondent’s unlawful conduct. (2) An affirmative bargaining order also serves the policies of the Act by fostering meaningful collective bargaining and industrial peace. It removes the Respondent’s incentives to delay bargaining in the hope of further discouraging support for the Union. It also ensures that the Union will not be pressured by the possibility of a decertification petition or by the prospect of imminent withdrawal of recognition to achieve immediate results at the bargaining table following the Board’s resolution of its unfair labor practice charges and the issuance of a bargaining order… The possibility of a decertification petition may likely allow Respondent to profit from its unlawful conduct.

Ann Arbor, Michigan store15

A particularly disturbing case arose at the Ann Arbor, Michigan store. Here, the ALJ found that Starbucks discriminatorily discharged an employee “because she attended a Board proceeding in Case 07–RC–290295 and thereby participated in Board processes.”

The NLRA is especially vigilant about retaliation against employees for participating in Board proceedings, and created a separate unfair labor practice to address this in Section 8(a)(4) of the Act. As the Board explains, “We cannot do our job unless people come forward, file charges, cooperate with NLRB investigations, and testify in NLRB hearings. It is unlawful for employers to discriminate against employees for helping the NLRB do its job.”16

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13 See decision of ALJ Arthur J. Amchan, Starbucks Corporation and Workers United SEIU, Cases 14-CA-290968 et. al. (October 12, 2022).

14 Employees’ work schedules and work hours are an especially important and sensitive subject for Starbucks workers, since so many work part-time and must organize the rest of their lives – child care, school, other jobs etc. – around their Starbucks schedules.

15 See decision of ALJ Geoffrey Carter, Starbucks Corporation and Workers United, Cases 07–CA–292971, 07–CA–293916 (October 7, 2022).

16 See NLRB, “Discriminating against employees for NLRB activity (Section 8(a)(4)),” at https://www.nlrb.gov/about-nlrb/rights-we-protect/the-law/discriminating-against-employees-for-nlrb-activity-section-8a4.

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The ALJ took the added step of ordering special remedies used only in the most egregious cases of employer misconduct. First, he ordered the company to post nationwide, both physically and in its internal electronic communication systems, a notice promising not to repeat its unlawful conduct. Second, he ordered that a high-level manager read the notice to assembled Ann Arbor employees in the presence of a Board agent, or the Board agent to read the notice in the presence of a manager.

The notice posting says:

WE WILL NOT discharge employees because they engage in union and protected concerted activities.

WE WILL NOT discharge employees because they participate in Board processes, including but not limited to attending Board proceedings.

WE WILL NOT in any like or related manner interfere with, restrain, or coerce employees in the exercise of the rights guaranteed them by Section 7 of the Act.

WE WILL offer to reinstate [employee] to her former job or, if that no longer exists, to a substantially equivalent position, without prejudice to her seniority or other rights and privileges she would have enjoyed absent the discrimination against her.

WE WILL make [employee] whole for any and all loss of earnings and other benefits incurred as a result of our unlawful decision to discharge her.

WE WILL remove from our files any references to our unlawful decision to discharge [employee] and, within 3 days thereafter, notify her in writing that this has been done and that the unlawful decision will not be used against her in any way.

WE WILL compensate [employee] for the adverse tax consequences, if any, of receiving a lump-sum backpay award…

WE WILL hold a meeting or meetings during work time at our Main and Liberty store in Ann Arbor, Michigan, and have this notice read to you and your fellow workers by District Manager [name of District Manager] (or an equally high-ranking management official if we no longer employ her), in the presence of a Board agent and an agent of the Union if the Region or the Union so desires, or, at our option, by a Board agent in the presence of Schmehl and, if the Union so desires, an agent of the Union.

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Proponents limit themselves to these examples, leaving aside many others so as not to burden shareholders with the regrettably too many instances of ALJs finding Starbucks liable for unlawful conduct.17

Federal courts have also weighed in on Starbucks’ interference with workers’ organizing rights. For example, in August 2022, the U.S. District Court in Tennessee granted the NLRB’s request for an extraordinary Section 10(j) injunction to reinstate seven workers terminated by management because of their union activity.18 Federal district courts in other states are considering injunction requests by the NLRB for immediate reinstatement and other measures in connection with management anti-union actions at its Ann Arbor Store.19 In one injunction case in which the NLRB sought immediate reinstatement of three workers dismissed at a Phoenix, Arizona store, the judge declined to issue an injunction. A Starbucks spokesperson mistakenly stated, “[t]he ruling by the judge today is further evidence that any claims of anti-union activity are categorically false.” The judge declined to order immediate reinstatement, but allowed the dismissed workers to pursue their claim through the NLRB’s regular unfair labor practice process.20

These publicly reported examples justify strong investor concern about a misalignment between Starbucks’ public commitments and its reported conduct and warrant a third party assessment.

2.	Failing to respect workers’ rights in accordance with its stated commitments may present risks to Starbucks’ long-term value.

Reputational and Operational Risks

Starbucks has built a reputation as a sustainability champion and human-centric business.21 The allegations and public reports described above may threaten Starbucks’ reputation and relationships with its employees and customers, who are among the company’s most important stakeholders.22 A national survey showed that 69% of Starbucks customers support workers’ organizing campaigns and a similar percentage believe that the workers need unions to bargain for better pay, benefits, worker safety, and schedules.23 Moreover, polling indicates American consumers feel strongly about unions: 42% of Americans reported that they are less likely to shop at a company that attempts to stop its employees from unionizing and 41% of Americans reported the same of a company with a union on strike.24 Based on these statistics, Starbucks’ response to its workers’ organizing activities may have an impact on the brand as well as influence customer loyalty and willingness to purchase.

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17 ALJ decisions in Starbucks cases are publicly available on the NLRB website at www.nlrb.gov at the “Cases and Decisions” page, searchable by company name.

18 See NLRB, “NLRB Region-15 Wins Injunction Requiring Starbucks to Rehire Seven Unlawfully Fired Workers, Post the Court’s Order, and Cease and Desist from Unlawful Activities” (August 18, 2022), at https://www.nlrb.gov/news-outreach/news-story/nlrb-region-15-wins-injunction-requiring-starbucks-to-rehire-seven.

19 See Robert Iafolla, “Starbucks Hit With Fifth Labor Board Suit for Immediate Order,” Bloomberg BNA Daily Labor Report (December 1, 2022), at https://www.bloomberglaw.com/bloomberglawnews/daily-labor-report/X9QPRV64000000?bna_news_filter=daily-labor-report#jcite.

20 See Josh Eidelson, “Starbucks Fends Off Labor Board Request for Injunction,” Bloomberg BNA Daily Labor Report (June 8, 2022).

21 https://www.forbes.com/sites/simonmainwaring/2021/07/07/purpose-at-work-how-starbucks-scales-impact-by-listening-to-all-the-stakeholders-in-our-shared-future/?sh=1753baa35bfc

22 2022 10-K at pages 9, 14, 18, 19, 21 https://d18rn0p25nwr6d.cloudfront.net/CIK-0000829224/0bf5535f-877e-4550-aae7-610a8d843e5b.pdf

23 https://perfectunion.us/poll-most-starbucks-customers-want-starbucks-workers-to-unionize/

24 https://www.marketingbrew.com/stories/2022/02/22/anti-union-stances-can-affect-brand-sentiment-study-shows

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Trust within Starbucks’ own corporate operations is also reportedly declining, signaling that the allegations may influence worker morale beyond the retail level. In an internal October 2022 meeting, corporate executives shared that an internal survey revealed white-collar employees’ faith in the company’s ethics and social impact declined to all-time lows. Only 52% of office-based US employees responded that they “completely agree” that the company “behaves in an ethical and responsible manner” and 42% fully believe that the company “lives up to its mission and values.”25 Comments posted by employees during the meeting voiced concerns about the company’s approach to unionization and how the company’s image would be affected by it.26

Legal and Public Policy Risk

As Starbucks workers pursue elections and collective bargaining activities, Starbucks appears to engage in behavior that workers and their representatives consider union-busting. In turn, some workers may seek legal recourse, making the company vulnerable to potential investigations, litigation, and backpay liability - see information regarding ULPs, complaints, and injunctions above.

In addition, the U.S. Senate Health, Education, Labor, and Pensions committee has announced a hearing focused on Starbucks’ compliance with Federal labor laws and CEO Howard Schultz has been invited to testify.27 U.S. congressional hearings may involve public critique and questioning of corporations and their executives that may further affect Starbucks’ reputation and goodwill, given that hearings are public. Moreover, information gathered during a hearing may lead to further investigation of and action against the company.

On February 17th, a U.S. federal court issued a nationwide 10(j) injunction against Starbucks concluding that there is “reasonable cause to believe that Starbucks has engaged in, and is engaging in, unfair labor practices.”28 An employer or union that violates the terms of a court order can face civil or even criminal penalties.29 The chairwoman of the labor board under President Barack Obama also observed that “This definitely adds a layer of protection and recourse for future violations, and it definitely speeds up the ordered reinstatement of anyone alleged to have been unlawfully discharged”.30

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25 https://www.bloomberg.com/news/articles/2022-10-20/starbucks-sbux-fight-with-union-leaves-corporate-workers-uneasy-internal-poll

26 https://www.bloomberg.com/news/articles/2022-10-20/starbucks-sbux-fight-with-union-leaves-corporate-workers-uneasy-internal-poll

27 https://www.sanders.senate.gov/wp-content/uploads/Schultz-Hearing-Invite-Final.pdf

28 https://www.bloomberglaw.com/public/desktop/document/KerwinvStarbucksCorporationDocketNo222cv12761EDMichNov152022Court/3?doc_id=X26VCESTNHP9SLOGV0UA8854VLC

29 https://news.bloomberglaw.com/daily-labor-report/labor-board-goes-to-federal-court-10j-injunctions-explained

30 https://www.nytimes.com/2023/02/17/business/starbucks-union-ruling.html

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3.	The information provided by Starbucks in its Opposition Statement is insufficient to demonstrate that Starbucks’ actions are in accordance with its human rights commitments and internationally recognized standards.

Starbucks spends most of its Opposition Statement focused on its compliance with U.S. law. The statement says “Starbucks has not been found to have violated the law as part of any enforced Order of the National Labor Relations Board.” This fails to account for the many cases in which the company has already been found in violation of the law at earlier stages. It also fails to explain that an “enforced Order of the National Labor Relations Board” means a final court order, usually a decision of a federal circuit court of appeals, a process which normally takes years to conclude.31

While investors are concerned about the company’s alleged failures to comply with U.S. law, Starbucks has not only committed to meeting the requirements of U.S. labor law, but also the ILO Core Labor Standards, which provide fundamental protection for workers. Starbucks skirts the issue by stating that the ILO 1998 Declaration principles “manifest themselves through the application of a nation’s laws” and that “U.S. labor law conforms to these principles.” This does not acknowledge or address investor concern that if the company is interfering with workers’ rights to freely associate or collectively bargain, the company is not adhering to its commitment to honor the principles of internationally recognized human rights. Indeed, the U.S. employer representative at the ILO, the U.S. Committee on International Business, has conceded that U.S. law falls short of international standards. The USCIB says:

U.S. law and practice conflict with many of the requirements of the ILO standards, preventing U.S. ratification of some of the core labor standards… U.S. ratification of Conventions 87 and 98 would require particularly extensive revisions of longstanding principles of U.S. labor law to conform to their standards… U.S. ratification of the convention would prohibit all acts of employer and union interference in organizing….32

We believe it is also noteworthy that, surprisingly, Starbucks’ Opposition Statement actually provides ample support for the Proposal through an admission it makes. The company stated in the last paragraph of the Opposition Statement that it will be conducting a human rights impact assessment which, importantly, will include freedom of association and collective bargaining within its scope. At its core, the general subject matter of the assessment recommended in the Proposal appears to be the same as the human rights impact assessment cited by Starbucks. This portion of the opposition statement, therefore, appears to be a misplaced attempt by Starbucks to argue that investors should not vote for the Proposal because the company is already planning to do something on the same subject matter. However, the Proposal clearly calls for specificity, timeliness, and accountability in the assessment. Starbucks’ response offers none of these. Critically, Starbucks fails to commit to an independent review, a timeline for the assessment, or a deadline for its disclosure to investors.

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31 https://www.congress.gov/113/crpt/hrpt30/CRPT-113hrpt30.pdf and NLRB v. Jones & Laughlin Steel Corp., 301 U.S. 1 (1937) found at https://supreme.justia.com/cases/federal/us/301/1/.

32 USCIB, “U.S. Ratification of ILO Core Labor Standards”, Issue Analysis, April 2007 (emphasis added), at https://www.uscib.org/docs/US_Ratification_of_ILO_Core_Conventions.pdf. See also, Human Rights Watch, Unfair Advantage: Workers’ Freedom of Association in the United States under International Human Rights Standards (2000), at https://www.hrw.org/reports/pdfs/u/us/uslbr008.pdf

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It is important to note that we are also concerned about how the Board characterizes the NLRB. We believe Starbucks’ allegations raises questions about the Starbucks Board’s ability to maintain appropriate oversight of management and the company’s ability to interact with regulators in a constructive manner. In particular, the company’s Opposition Statement claims “that the General Counsel of the National Labor Relations Board is pursuing the company as though the federal agency were an agent of the union, and that the agency’s behavior towards Starbucks is highly biased and inappropriate.” We also note that Starbucks has created a webpage focused on this line of attack.33 This website is based on an August 2022 attack launched by Starbucks on the NLRB’s integrity, accusing the agency of secretly colluding with the union to manipulate the elections.34

Unfortunately, this incendiary language and tone are consistent with the lack of communication from Starbucks in response to the shareholder proposal. Starbucks’ lack of willingness to engage with the Proponents on this Proposal and their language about the NLRB raise concerns about how the board views this topic and its willingness to consider productive pathways forward.

4.	Starbucks could have taken an alternative approach that may contribute to more collaborative and productive labor-management relationships.

In contrast to Starbucks’ current approach a number of large companies have taken positive steps to address alleged labor issues. For example, Microsoft’s response to organizing efforts is an example of what we consider to be a leading practice. In June 2022, Microsoft and the Communication Workers of America announced they had entered into an agreement in which the company explicitly agreed to take a neutral approach when employees covered by the agreement expressed their interest in joining a union. The agreement also covered topics such as communication norms, technological support to streamline election processes, confidentiality, and conflict mediation. Microsoft has established structures that are reasonably predicted to prevent further friction and legal conflicts.35

In response to a similar shareholder proposal filed this proxy season, Apple committed to disclose a third-party assessment on its efforts to comply with its Human Rights Policy as it relates to workers’ freedom of association and collective bargaining rights in the United States by the end of calendar year 2023.36 The resolution was filed in response to similar evidence of and investor concerns about breaches of fundamental rights at work, in apparent conflict with the company’s stated commitment to ILO conventions. The filers of the resolution agreed to withdraw the resolution in response to Apple’s willingness to undertake a review of the application of its Human Rights Policy, in addition to communicating expectations of the review to the company.37

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33 https://one.starbucks.com/get-the-facts-nlrb-personnel-engaged-in-union-election-misconduct/

34 https://news.bloomberglaw.com/daily-labor-report/starbucks-dials-up-anti-union-heat-by-accusing-nlrb-of-collusion

35 https://news.microsoft.com/2022/06/13/cwa-microsoft-announce-labor-neutrality-agreement/

36https://www.nytimes.com/2023/01/17/business/economy/apple-labor.html

37https://comptroller.nyc.gov/newsroom/new-york-city-comptroller-pension-funds-and-coalition-of-investors-announce-agreement-with-apple-on-the-rights-of-workers-to-organize/ and https://mcusercontent.com/bf606302e0aec6b092c87b850/files/e75e3ba3-db20-e5e2-192e-07060e957058/AAPL_Workers_Rights_Assessment_Proposal.pdf

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We believe that Starbucks’ current approach, which is at odds with that of other companies, may invite further scrutiny from lawmakers, regulators, investors, and consumers. Given that allegations of breaches of rights at work relating to both freedom of association and collective bargaining have been extensive at Starbucks since late-2021, we believe the case for the company to follow Apple’s example is compelling.

Conclusion

In summary, Starbucks reported conduct —and its apparent misalignment with its public commitments —expose the company to meaningful reputational, legal, and operational risks, and may negatively impact long-term shareholder value. It also stands in stark contrast to what we believe to be leading practice.

Starbucks’ Board of Directors has a responsibility to oversee management’s compliance with the company’s commitments. We believe, the requested assessment will enable the Board to provide informed oversight and provide shareholders with necessary transparency regarding management’s adherence to Starbucks’ human rights commitments.

We therefore urge you to vote FOR Proposal 8 requesting that the board oversee a worker rights assessment.

For questions regarding Proposal 8, please contact: Jonas Kron, Chief Advocacy Officer of Trillium Asset Management at jkron@trilliuminvest.com.

IMPORTANT NOTICE: The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED.

Please execute and return your proxy card according to Starbucks’ instructions.

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